Exhibit 99.1

WESTERN COPPER AND GOLD AND CASINO MINING PROVIDE UPDATE ON YUKON ACTIVITIES AND PERMITTING PROCESS

VANCOUVER, BC, Feb. 24, 2022 /CNW/ - Western Copper and Gold Corporation ("Western" or the "Company") (TSX: WRN) (NYSE American: WRN), through its wholly owned subsidiary Casino Mining Corp. is pleased to provide an update on the process to permit its wholly-owned Casino copper-gold project ("Casino" or "Project") and other activities in the Yukon that impact the Project.

The Yukon Government has commenced construction of the Carmacks Bypass Project, required for Casino's construction and operation, following award of the contract in November 2021 (see Press Release dated November 9th, 2021). The Carmacks Bypass will allow industrial vehicles to circumvent the Village of Carmacks; reducing heavy traffic and increasing community safety, while improving access to the Casino Project site located approximately 200 km from the community.

Advancing permitting, the Company has retained leading Canadian environmental consultancy firm Hemmera to lead preparation of an Environmental and Socio-economic Statement ("ESE Statement") for the Casino Project. The ESE Statement, which is anticipated for submission to the Yukon Environmental and Socio-economic Assessment Board ("YESAB") in the second quarter of 2023, is a key component in YESAB's assessment process for the proposed Casino Project.

Hemmera is a wholly-owned subsidiary of Ausenco Engineering Canada Inc. with primary office locations in Vancouver, Whitehorse, Burnaby, Victoria, Calgary, Toronto, and Halifax and a strong project presence in Northern and Western Canada. Hemmera is managing the regulatory process for Newmont Corporation's Coffee Gold Mine Project ("Coffee"). Earlier this year, YESAB issued its recommendation that Coffee proceed. Coffee is located 20 km from the Casino Project.

"The Casino Project continues to advance with construction starting on the Carmacks Bypass and bringing in Hemmera to lead our ESE statement preparation," stated Dr. Paul West-Sells, President and CEO. "Hemmera's team, many of whom are based in Whitehorse, know the Yukon's regulatory environment and socio-economic situation well. Their team, like ours, understands the importance of engagement and consultation with First Nations and communities to ensure our Project reflects Yukoners' priorities and values."

Since 2016, when the Casino Project was referred to Panel Review by YESAB, Casino has continued to advance the Project by engaging with affected Yukon First Nations governments and communities, completing several Traditional Knowledge and environmental studies, conducting several drill campaigns, and finalizing a Preliminary Economic Assessment ("PEA") on the Project.

The PEA includes important refinements to many Casino Project components, including to the tailings and waste management infrastructure, which incorporated improvements identified by the Best Available Tailings Technology Study ("BATT Study") completed in 2018 with participation by Yukon First Nations, YESAB and the Yukon Government.

In October 2021, Casino engaged the services of M3 Engineering & Technology Corporation to conduct a Feasibility Study of the Casino Project, which remains on schedule to be complete in the second quarter of 2022.

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is developing the Casino Project, Canada's premier copper-gold mine in the Yukon Territory and one of the most economic greenfield copper-gold mining projects in the world.

The Company is committed to working collaboratively with our First Nations and local communities to progress the Casino project using internationally recognized responsible mining technologies and practices.

For more information, visit www.westerncopperandgold.com.

On behalf of the board,

"Paul West-Sells"

Dr. Paul West-Sells
President and CEO

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

This news release contains certain forward-looking statements concerning anticipated developments in Western's operations in future periods. Statements that are not historical fact are "forward-looking statements" as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and "forward looking information" as that term is defined in National Instrument 51-102 ("NI 51-102") of the Canadian Securities Administrators (collectively, "forward-looking statements"). Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible" and similar expressions, or statements that events, conditions or results "will", "may", "could" or "should" occur or be achieved. These forward-looking statements may include, but are not limited to, statements regarding perceived merit of properties; mineral reserve and resource estimates; capital expenditures; feasibility study results (including projected economic returns, operating costs, and capital costs in connection with the Casino Project); exploration results at the Company's property; budgets; permitting or other timelines; economic benefits from the mine and/or the access road; strategic plans; market price of precious and base metals; or other statements that are not statement of fact. In making the forward-looking statements herein, the Company has applied certain material assumptions including, but not limited to, the assumptions that the circumstances surrounding the COVID-19 pandemic, although evolving, will stabilize or at least not worsen; that the extent to which COVID-19 may impact the Company, including without limitation disruptions to the mobility of Company personnel, increased labour and transportation costs, and other related impacts, will not change in a materially adverse manner; that all regulatory approvals required to complete the Company's planned exploration and development activities will be received in a timely manner and on acceptable terms; that the Company is able to procure personnel, equipment and supplies required for its exploration and development activities in sufficient quantities and on a timely basis; and that general business conditions will not change in a materially adverse manner.

Forward-looking statements are statements about the future and are inherently uncertain, and actual results, performance or achievements of Western and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements due to a variety of risks, uncertainties and other factors. Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; COVID-19 risks to employee health and safety and a slowdown or temporary suspension of operations in geographic locations impacted by an outbreak; uncertainties related to raising sufficient financing in a timely manner and on acceptable terms; and other risks and uncertainties disclosed in Western's AIF and Form 40-F, and other information released by Western and filed with the applicable regulatory agencies.

Western's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

SOURCE Western Copper and Gold Corporation

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%CIK: 0001364125

For further information: Sandy Noyes, Director, Investor Relations, 604.638.2520, snoyes@westerncopperandgold.com; Yukon Media Inquiries: Amanda Leslie, E: yukonmosaic@gmail.com, C: 867.334.4770

CO: Western Copper and Gold Corporation

CNW 06:03e 24-FEB-22